Exhibit 14

May 2013
Code of Ethics
For Chief Executive Officer and Senior Financial Officers
of Santander Holdings USA, Inc.
and Sovereign Bank, N.A.
It is the policy of Santander Holdings USA, Inc. (hereinafter referred to as SHUSA) that the Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Comptroller, Executive Vice President of Finance and Chief Accounting Officer ("CAO") (collectively, the “Senior Financial Officers”) of each of Santander Holdings USA, Inc. and Sovereign Bank, N.A. (hereinafter referred to as Sovereign) adhere to and advocate the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:
1.Act with honesty and integrity, avoiding actual or apparent conflicts between his or her personal interests and the interests of SHUSA or Sovereign, including receiving improper personal benefits as a result of his or her position at SHUSA or Sovereign.
2.Perform responsibilities with a view to causing SHUSA's reports and other documents filed with the SEC and SHUSA/Sovereign's other public communications to contain information which is timely, accurate, complete, fair and understandable.
3.Comply with laws of federal, state, and local governments applicable to SHUSA and Sovereign, and the rules and regulations of private and public regulatory agencies having jurisdiction over SHUSA or Sovereign.
4.Act in good faith, responsibly, with due care and diligence, without misrepresenting or omitting material facts or allowing independent judgment to be compromised.
5.Respect the confidentiality of information acquired in the course of the performance of his or her responsibilities, except when authorized or otherwise legally obligated to disclose such information, and to not use confidential information acquired in the course of the performance of his or her responsibilities for personal advantage.
6.Promote ethical behavior among subordinates and peers.
7.Use corporate assets and resources employed or entrusted in a responsible manner.
8.Do not use corporate information, corporate assets, corporate opportunities or one's position with SHUSA or Sovereign for personal gain. Do not compete directly or indirectly with SHUSA or Sovereign.
9. Advance SHUSA and Sovereign's legitimate interests when the opportunity arises.
10. Promptly report any violation of this Code of Ethics for Chief Executive Officer and Senior Financial Officers or any other matter that would compromise the integrity of SHUSA/Sovereign Bank’s financial statements (anonymously if you wish to do so) to the Audit Committee of SHUSA/Sovereign Banks’s Board of Directors by writing to or calling:

The Network, Inc.
Attn: Sovereign/Santander Bank
333 Research Court
Norcross, GA 30092
(800-718-2673)

It is also the policy of SHUSA that the Senior Financial Officers acknowledge and certify to the foregoing annually and file a copy of such certification with the Audit Committee of the Board.
The Audit Committee shall have the power to monitor, make determinations, and recommend action to the Board with respect to violations of this Code.
Any Senior Financial Officer who violates this Code is subject to applicable disciplinary action including termination. SHUSA also preserves and reserves its other rights and remedies against any Senior Financial Officer who violates any provision of this Code.
If you have questions about how this Code of Ethics should be applied in a particular situation, you should promptly call the General Counsel.